Exhibit 99.1

SECOND QUARTER 2015 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2015 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2015 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, May 28, 2015—Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,502 million for the second quarter ended April 30, 2015, up $301 million or 14% from the prior year. Excluding a specified item noted below and discussed on page 3 of this Earnings Release, net income was up $193 million or 9% from the prior year(1). Our results reflect solid earnings growth in Canadian Banking and strong growth in Capital Markets, record earnings in Investor & Treasury Services and underlying business strength in Wealth Management, partly offset by lower results in Insurance due to a change in Canadian tax legislation. Credit quality remains strong with a provision for credit loss (“PCL”) ratio of 0.25%, and our capital position is strong with a Basel III Common Equity Tier 1 ratio of 10.0%.

“RBC had a strong second quarter, with earnings over $2.5 billion, reflecting solid results across our businesses. I’m very pleased with our record performance in the first half of the year,” said Dave McKay, RBC President and CEO. “We will continue to leverage the strength of our diversified business model to drive earnings growth while maintaining our commitment to innovation and serving the evolving needs of our clients.”

Q2 2015 compared to Q2 2014

•     Net income of $2,502 million (up 14% from $2,201 million)

•     Diluted earnings per share (EPS) of $1.68 (up $0.21 from $1.47)

•     Return on common equity (ROE)(2) of 19.3% (up from 19.1%)

•     Basel III Common Equity Tier 1 (CET1) ratio of 10.0%

YTD 2015 compared to YTD 2014 • Net income of $4,958 million (up 15% from $4,293 million) • Diluted EPS of $3.33 (up $0.48 from $2.85) • ROE of 19.3% (up from 18.6%)

Excluding specified item(1): Q2 2015 compared to Q2 2014 • Net income of $2,394 million (up 9% from $2,201 million) • Diluted EPS of $1.61 (up $0.14 from $1.47) • ROE of 18.5% (down from 19.1%)	Excluding specified items(1): YTD 2015 compared to YTD 2014 • Net income of $4,850 million (up 11% from $4,385 million) • Diluted EPS of $3.26 (up $0.35 from $2.91) • ROE of 18.9% (down from 19.0%)

Compared to the prior quarter, net income increased $46 million. Excluding the specified item discussed below, net income was down $62 million or 3%, largely reflecting seasonal factors including fewer days in the quarter, lower results in Insurance, and a $23 million impairment loss (before- and after-tax) related to the previously announced sale of RBC Royal Bank (Suriname) N.V. (“RBC Suriname”).(1)

Specified items(1) are detailed on page 3. The specified item in Q2 2015 was a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of foreign currency translation adjustment (“CTA”) that was previously booked in other components of equity (“OCE”). Specified items in Q1 2014 consisted of a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.

Q2 2015 Business Segment Performance

Personal & Commercial Banking net income was $1,200 million, up $85 million or 8% compared to last year. Canadian Banking net income was $1,191 million, up $81 million or 7% compared to last year, driven by strong fee-based revenue growth of 16% reflecting higher balances driving cards service revenue and mutual fund distribution fees, and solid volume growth of 5%. These factors were partially offset by lower spreads. Caribbean & U.S. Banking net income was $9 million, up $4 million from last year, due to higher earnings driven by efficiency management activities and lower PCL, largely offset by the impairment loss related to the previously announced sale of RBC Suriname noted above.

Compared to last quarter, Personal & Commercial Banking net income was down $55 million or 4%. Canadian Banking net income was down $29 million or 2%, largely due to the impact of seasonal factors, including fewer days in the quarter, partially offset by lower PCL. Caribbean & U.S. Banking net income was down $26 million, mainly reflecting the impairment loss related to the previously announced sale of RBC Suriname noted above.

Wealth Management net income of $271 million was down $7 million or 3% from last year, as higher earnings from growth in average fee-based client assets were more than offset by restructuring costs of $29 million ($22 million after-

[1]	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 3 of this Earnings Release.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q2 2015 Report to Shareholders.

tax) and PCL of $32 million, both related to our U.S. & International Wealth Management businesses. Compared to last quarter, net income was up $41 million or 18%, mainly due to higher earnings from growth in average fee-based client assets, partially offset by higher PCL.

Insurance net income of $123 million was down $31 million or 20% from a year ago, mainly due to a change in Canadian tax legislation impacting certain foreign affiliates which became effective November 1, 2014. Compared to last quarter, net income decreased $62 million or 34% mainly due to a lower impact this quarter from a new U.K. annuity contract as compared to two contracts last quarter and higher net claims costs in our life retrocession business.

Investor & Treasury Services net income was a record $159 million, up $47 million or 42% from last year, primarily due to strong growth in our foreign exchange businesses, higher funding and liquidity results, and higher earnings on growth in client deposits. Compared to last quarter, net income was up $17 million or 12%, primarily related to higher foreign exchange results reflecting increased client activity, and higher funding and liquidity results, partially offset by lower results in our foreign exchange forwards business as compared to strong levels last quarter.

Capital Markets net income of $625 million increased $118 million or 23% compared to last year, primarily driven by strong growth in our Corporate and Investment Banking and Global Markets businesses and the impact of foreign exchange translation. These factors were partially offset by higher costs to support business growth. Compared to last quarter, net income was up $31 million or 5%, primarily due to strong growth in equity and debt origination, higher fixed income trading, and robust growth in loan syndication activity. These factors were partially offset by higher variable compensation on improved results and lower M&A activity mainly in Canada and the U.S.

Corporate Support net income was $124 million, largely reflecting a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE.

Capital – As at April 30, 2015, Basel III CET1 ratio was 10.0%, was up 40 bps from last quarter, mainly reflecting internal capital generation and the impact of a higher discount rate in determining our pension and other post-employment benefit obligations.

Credit Quality – Total PCL of $282 million increased $38 million or 16% from a year ago, largely reflecting higher PCL in Wealth Management. Compared to last quarter, PCL was up $12 million or 4%, mainly due to higher PCL in Wealth Management and Capital Markets, largely offset by lower provisions in Canadian Banking. Our PCL ratio was 0.25%, up 2 bps compared to last year and up 1 bp compared to last quarter.

Non-GAAP measures

Results and measures excluding specified items are non-GAAP measures. Specified items comprise:

•	In the current quarter, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE.

•	For the six months ended April 30, 2014, a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, along with a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, both recorded in Q1 2014.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, and do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance, and should enhance the comparability of our comparative periods. For further information, refer to the Key Performance and non-GAAP measures section of our Q2 2015 Report to Shareholders.

Net Income, excluding specified items
(Millions of Canadian dollars, except per share and percentage amounts)	For the three months ended April 30, 2015				For the six months ended April 30, 2015
	Reported	Release of CTA		Adjusted	Reported	Release of CTA		Adjusted

Net income	$2,502	$(108)		$2,394	$4,958	$(108)		$4,850
Basic earnings per share	$1.68	$(0.07)		$1.61	$3.34	$(0.07)		$3.27
Diluted earnings per share	$1.68	$(0.07)		$1.61	$3.33	$(0.07)		$3.26
ROE	19.3%			18.5%	19.3%			18.9%

	For the three months ended January 31, 2014				For the six months ended April 30, 2014
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted
Net income	$2,092	$60	$32	$2,184	$4,293	$60	$32	$4,385
Basic earnings per share	$1.39	$0.04	$0.02	$1.45	$2.86	$0.04	$0.02	$2.92
Diluted earnings per share	$1.38	$0.04	$0.02	$1.44	$2.85	$0.04	$0.02	$2.91
ROE	18.1%			18.9%	18.6%			19.0%

Personal & Commercial Banking net income, excluding specified items
	For the three months ended January 31, 2014				For the six months ended April 30, 2014
(Millions of Canadian dollars)	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted
Net income	$1,071	$60	$32	$1,163	$2,186	$60	$32	$2,278

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2014 Annual Report and in the Risk management section of our Q2 2015 Report to Shareholders; anti-money laundering; growth in wholesale credit; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology, information management, social media, environmental and third party and outsourcing risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2014 Annual Report, as updated by the Overview and outlook section in our Q2 2015 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2014 Annual Report to Shareholders and in the Risk management section of our Q2 2015 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q2 2015 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday May 28th, 2015 at 7:30 a.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-695-7806, 1-866-696-5910 or 1-800-6578-9878, passcode 5107678#). Please call between 7:20 a.m. and 7:25 a.m. (EDT)

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EDT) on May 28th, 2015 until August 24th, 2015 at: http://www.rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 2397964#).

Media Relations Contacts

Claire Holland, Director, Financial Communications, claire.holland@rbc.com, 416-974-2239 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Stephanie Phillips, Director, Investor Relations, stephanie.phillips@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 39 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.